P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

February 27, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

RE:	Transamerica Partners Funds Group II (the “Trust”)
(File Nos. 333-00295; 811-07495)

Ladies and Gentlemen:

We are filing today, through the EDGAR system, on behalf of the Trust, Post-Effective Amendment No. 37 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed under paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 60 days after filing. No fees are required in connection with this filing.

The Amendment is being filed for the purpose of providing updated disclosure related to sub-adviser changes for Transamerica Partners Institutional Money Market and Transamerica Partners Institutional Small Growth.

Please direct any questions concerning this filing to the undersigned at (727) 299-1814.

Very truly yours,

/s/ Robert S. Lamont, Jr.
Robert S. Lamont, Jr.
Vice President and Senior Counsel
Transamerica Asset Management, Inc.